United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  May 3, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: May 3, 2007

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, May 3, 2007	www.gruma.com

To the board of directors and shareholders of GRUMA, S.A.B. de C.V.:

As chief executive officer of GRUMA, S.A.B. de C.V. (''GRUMA''), and pursuant to article 44 section XI of the Mexican Securities Law (Ley del Mercado de Valores) and the Company's bylaws, I hereby render the report referred to in article 172 sections a, c, d, e, f, and g of the Mexican Corporation Law (Ley General de Sociedades Mercantiles), according to the following:

I. Performance of the Company in the 2006 fiscal year
In 2006 we continued to shape our business to take advantage of demographic and culinary trends around the world and to meet ever-growing demand for our products. We focused our efforts during the year on, among other activities, increasing our capacity and expanding our international presence.

We are pleased with our results for the year. Consolidated net sales rose 10% to Ps.30,654 million and came mainly from Gruma Corporation and Grupo Industrial Maseca, S.A.B. de C.V. (''GIMSA''). Despite volatility in the commodities market, our operating income grew 9% to Ps.1,783 million due principally to Gruma Venezuela and GIMSA.

With a 14% increase in net sales during 2006, Gruma Corporation continues to be the primary driver of our growth. In the United States, Hispanics are the fastest-growing population, and the growth of this market has helped us establish a strong presence in new markets throughout the country. In addition, the market for our products among non-Hispanics in the United States continues to grow, and the tortilla is used more and more in mainstream cuisine in the United States and in multicultural dishes around the world. The strong development of the foodservice and fast-food segments and the ongoing diversification of menus -which now include our products, wraps in particular -extend to new geographic frontiers and innovative ways to consume our products.

As the popularity of tortillas and related products continues to expand beyond their traditional roots in Mexican cuisine, we have enjoyed significant growth in other markets around the world and have penetrated new regions. We are working diligently to capture the many opportunities that such growth brings. For example, during 2006 we entered the Australian market through our acquisitions of Rositas Investments and Oz-Mex Foods, and we opened a new plant in Shanghai, China, all of which will enable us to better serve our customers in the Asia and Oceania regions. In addition, we broadened our presence in the United Kingdom through our purchase of Pride Valley Foods.

We continue to expand our product offerings to meet new demands. We now offer an array of healthy products under our Mission Tortillas Plus! line, and we have extended our expertise in the production, distribution, and marketing of tortillas and related products beyond our traditional focus. Thanks to the acquisition of Pride Valley Foods, we now offer products similar to tortillas that are very popular in other cultures, such as pita bread in the Middle East and naan and chapatti in India and Pakistan.

We have taken significant steps to effectively manage our growth in Gruma Corporation. We expanded capacity in our existing facilities, adding production lines in our plants and increasing efficiencies, especially in plants that we acquired and built in 2005. These efforts are enabling us to increase production capacity and reduce transportation costs because we now make and ship products to destinations closer to our plants and, as a result, we are able to deliver fresher products and guarantee good quality.

GIMSA, our corn flour subsidiary in Mexico, experienced a second consecutive year of strong results: sales volume increased 9%, and operating income rose 14%. While the 2005 acquisition accounted for most of the growth in our sales volumes, we also enjoyed organic growth that was driven, in part, by our efforts to bring customers new ways to fuel their own growth. We will continue to seek innovative ways to grow our business organically in this market, which has huge potential: only 48% of tortillas consumed in Mexico are made with corn flour.

In Molinera de Mexico, our Mexican wheat flour subsidiary, we strengthened results and introduced new value-added products that we expect to spur sales growth in 2007. For example, we introduced for retail sale whole-wheat flour to meet the demands of more health-conscious consumers.

Gruma Venezuela saw a substantial increase in operating income, resulting in lower costs and logistics efficiencies in the handling of raw materials, particularly in the wheat flour business. We are working to increase the efficiencies of our operations and reduce costs. In addition, during the year we completed the sale of a 40% stake in MONACA for US$65.6 million; this sale was made in installments, and we estimate that the transaction will be completed in December 2007.

Gruma Centroamerica enjoyed a significant increase in net sales of 12%, attributable in large part to our 2005 purchase of a corn flour plant in Guatemala. We also brought several new products to market and increased regional coverage. We will continue with our efforts to strengthen our presence in this region.

As we grow, we remain focused on maintaining a healthy capital structure. In January 2006, we concluded an equity offering of 30 million shares for a total of approximately US$110 million; we used the proceeds of this transaction mainly for investments in capacity expansions in Gruma Corporation. In addition, in October we refinanced Gruma Corporation's revolving credit facility of US$70 million with a new line in the amount of US$100 million, which extended the due date to 2011. We also secured better terms and interest rates through this refinancing. During 2006, GRUMA sold 17,224,100 shares of Grupo Financiero Banorte (''Banorte''), which reduced GRUMA's participation interest in Banorte from 10.85% to 10.00%. The proceeds of this transaction were used mainly for investments in Gruma Corporation and to reduce our debt, which decreased by approximately US$50 million during 2006.

II. Financial statements
The consolidated financial statements included in this report were prepared according to the Financial Reporting Standards (FRS) issued by the Mexican Financial Reporting Standards Board, as well as the statements issued by the Accounting Principles Board of the Mexican Institute of Public Accountants, which have not been modified, substituted, or otherwise superseded by new FRS and the International Financial Reporting Standards applicable on a supplementary basis. These financial statements have been audited by PricewaterhouseCoopers, S.C., independent auditors of the Company. Below is a summary of such financial statements:

  Net sales, in absolute terms, increased 10%, fueled by the growth in Gruma Corporation and GIMSA, due to higher sales volume growth and better average prices. Net sales reached Ps.30,654 million during 2006 versus Ps.27,863 million reported in the previous period, an increase of Ps.2,791 million.

   Gross profit for 2006 rose 11% to Ps.10,680 million compared with that of 2005, an improvement of Ps.1,015 million. The gross margin was 34.8%, compared with the margin of 34.7% reported for 2005.

  Selling, general, and administrative expenses (SG&A), as a percentage of net sales, rose 20 basis points, to 29.0% of our net sales, compared with the 28.8% reported for 2005. In absolute terms, SG&A rose 11% to Ps.8,897 million, compared with the Ps.8,032 million reported in 2005.

  Operating income increased by 9%, or Ps.149 million, to Ps.1,783 million, versus Ps.1,633 million reported for 2005. The increase driven mainly by Gruma Venezuela and GIMSA and, to a lesser extent, by Gruma Centroamerica and Molinera de Mexico. The operating margin was 5.8%.

  EBITDA increased 7%, driven mainly by Gruma Venezuela, GIMSA, Gruma Centroamerica, and Molinera de Mexico and rose to Ps.2,906 million, Ps.185 million more than the Ps.2,721 million reported for 2005. EBITDA margin was 9.5%.

  Comprehensive financing cost, net reached Ps.333 million, Ps.53 million more than the Ps.280 million reported for 2005.

  Other expenses, net, were Ps.14 million, Ps.133 million less than the Ps.147 million reported for 2005.

  Income before taxes rose to Ps.1,435 million, Ps.229 million higher than the figure reported for 2005.

  Provision for taxes rose to Ps.444 million, compared with Ps.407 million reported for 2005.

  Income before equity in earnings of associated companies rose to Ps.991 million, 24% higher than the Ps.799 million reported for 2005.

  Equity in earnings of associated companies (primarily Banorte) represented Ps.613 million, Ps.38 million less than that reported for 2005.

  Net income of GRUMA in 2006 increased 15% to Ps.1,604 million versus Ps.1,393 million reported for 2005, representing an increase of Ps.211 million. The net margin was 5.2% versus the 5.0% reported for 2005.

  Balance sheet shows total assets of Ps.30,238 million, Ps.2,271 million more than in 2005. Current assets increased by Ps.1,299 million to Ps.9,838 million, due to higher cash, accounts receivable, and inventories. Total fixed assets were Ps.20,400 million.

  Liabilities were Ps.13,189 million, Ps.53 million less than the Ps.13,242 million reported for 2005. Debt amounted Ps.6,488 million, representing a reduction of Ps.729 million. All other liabilities increased Ps.676 million to Ps.6,701 million from Ps.6,025 million at the end of 2005.

  Stockholders' equity totaled Ps.17,048 million, Ps.2,323 million more than the balance at the end of 2005.

III. Challenges and opportunities
We will continue to seek opportunities to grow our business organically through geographic expansion and also by acquisitions. As always, any investment we make must meet our strict criteria and enable us to build on or enhance our core business.

We continue with our program to evaluate the effectiveness of our internal control systems concerning financial reports under established criteria for that purpose by COSO (Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework), which integrates the frame of reference of our internal control system.

We expect to continue our growth trajectory and will work to continually improve our ability to serve our new and existing customers around the world with fresher, higher-quality products that they can enjoy both at and away from home. Our expansion into new regions offers tremendous opportunities, and we are well positioned to take advantage of them.

Our priority actions include continuing our efforts to improve our products, giving careful attention to the needs of our customers, and searching for new opportunities to continually improve our business portfolio, operational performance, and financial results.

I want to thank our shareholders, board members, consumers, customers, suppliers, and employees for their constant support and trust in all our efforts. Your confidence reinforces our commitment to continue working to grow and strengthen GRUMA long into the future.

Jairo Senise
Chief Executive Officer

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Oceania and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 17,000 employees and 90 plants. In 2006, GRUMA had net sales of US$2.8 billion, of which 67% came from foreign operations.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 4 YEAR: 2006

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

AUDITED CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	30,237,505	100	27,966,583	100
s02	CURRENT ASSETS	9,837,712	33	8,539,138	31
s03	CASH AND SHORT-TERM INVESTMENTS	570,789	2	341,597	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,952,186	13	3,305,275	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,161,214	4	842,063	3
s06	INVENTORIES	3,821,305	13	3,768,689	13
s07	OTHER CURRENT ASSETS	332,218	1	281,514	1
s08	LONG-TERM	2,826,272	9	2,504,761	9
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	99,542	0	41,901	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,722,742	9	2,453,071	9
s11	OTHER INVESTMENTS	3,988	0	9,789	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	14,821,192	49	14,354,891	51
s13	LAND AND BUILDINGS	6,600,114	22	6,513,047	23
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	18,235,823	60	17,046,286	61
s15	OTHER EQUIPMENT	858,617	3	627,865	2
s16	ACCUMULATED DEPRECIATION	11,883,438	39	10,529,095	38
s17	CONSTRUCTION IN PROGRESS	1,010,076	3	696,788	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,729,022	9	2,546,202	9
s19	OTHER ASSETS	23,307	0	21,591	0
s20	TOTAL LIABILITIES	13,189,364	100	13,241,631	100
s21	CURRENT LIABILITIES	5,255,706	40	4,248,296	32
s22	SUPPLIERS	2,311,162	18	2,069,940	16
s23	BANK LOANS	882,697	7	537,094	4
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	56,501	0	37,807	0
s26	OTHER CURRENT LIABILITIES	2,005,346	15	1,603,455	12
s27	LONG-TERM LIABILITIES	6,217,017	47	7,415,666	56
s28	BANK LOANS	5,605,464	42	6,680,257	50
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	611,553	5	735,409	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,716,641	13	1,577,669	12
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	17,048,141	100	14,724,952	100
s34	MINORITY INTEREST	2,922,348	17	2,989,119	20
s35	MAJORITY INTEREST	14,125,793	83	11,735,833	80
s36	CONTRIBUTED CAPITAL	17,501,051	103	16,350,445	111
s79	CAPITAL STOCK	12,834,964	75	12,520,555	85
s39	PREMIUM ON ISSUANCE OF SHARES	4,666,087	27	3,829,890	26
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(3,375,258)	(20)	(4,614,612)	(31)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,183,109	71	11,141,804	76
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(15,558,367)	(91)	(15,756,416)	(107)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

GRUMA, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2006

AUDITED

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
FIDEICOMISO AAA NAFINSA	01/06/2013	10.42	0	41,944	27,575	15,047	5,437	1,895						
		0.00							0	0	0	0	0	0
SECURED														
SAN ANTONIO I.D.B.	01/11/2009	4.07							0	0	0	44,202	0	0
HOUSTON I.D.B.	01/11/2009	4.07							0	0	0	69,012	0	0
COMMERCIAL BANKS														
JP MORGAN CHASE (YANKEE)	15/10/2007	7.63							0	546,359	0	0	0	0
MERRYL LYNCH	03/12/2009	7.75							0	0	0	0	0	3,243,000
RABO REVOLVER	30/10/2011	6.53							0	0	0	0	0	119,910
DEBENTURES	01/07/2007	7.00							0	10,075	0	0	0	0
CARL HUGHES	22/07/2009	7.00							0	940	1,006	1,061	0	0
JOHN HANCOCK	01/02/2009	7.96							0	15,903	17,220	113,867	0	0
AMSTEL LEASE	01/01/2007	6.21							0	6,745	0	0	0	0
BANCA DI ROMA	01/03/2007	4.10							0	7,178	0	0	0	0
FRIULCASSA (PORDENONE)	01/03/2007	4.12							0	7,113	0	0	0	0
BANCO POPOLARE DI VERONA	01/03/2007	4.20							0	4,973	0	0	0	0
BBVA BANCOMER	28/07/2010	5.47							0	0	0	0	1,621,500	0
BANESCO	13/11/2009	9.00							0	41,230	61,844	103,069	0	0
BANESCO	13/11/2009	9.00							0	24,134	36,202	60,336	0	0
EXTERIOR	13/03/2007	6.75							0	19,865	0	0	0	0
CITIBANK	02/01/2007	5.91							0	10,810	0	0	0	0
CITIBANK	12/02/2007	5.96							0	10,810	0	0	0	0
CITIBANK	22/02/2007	5.96							0	10,810	0	0	0	0
CITIBANK	02/03/2007	5.96							0	16,215	0	0	0	0
COMMERCE BANK	28/01/2007	5.63							0	12,972	0	0	0	0
COMMERCE BANK	30/11/2008	5.63							0	14,413	14,414	0	0	0
COMMERCE BANK	15/03/2007	5.63							0	16,215	0	0	0	0
COMMERCE BANK	15/03/2007	5.63							0	34,592	0	0	0	0
CITIBANK	13/04/2007	5.94							0	21,620	0	0	0	0
CITIZENS	10/06/2010	2.50							0	6,270	6,270	6,270	36,048	0
BANK OF THE WEST	28/11/2008	7.00							0	378	411	0	0	0
ZIONS CREDIT CORPORATION	04/06/2008	7.75							0	143	51	0	0	0